EXHIBIT 3.30(a)

CERTIFICATE OF FORMATION

OF

LYONDELL REFINING LP, LLC

1.	The name of the limited liability company is Lyondell Refining LP, LLC.

2.	The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Lyondell Refining LP, LLC this 31st day of December, 1998.

LYONDELL CHEMICAL COMPANY
a Delaware corporation

By:	/s/ Robert J. Millstone
Name:	Robert J. Millstone
Title:	Vice President, General Counsel and Secretary